This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 29, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
          (Including the Associated Rights to Purchase Preferred Stock)
                                       of
                         Shorewood Packaging Corporation
                                       at
                              $21.00 Net Per Share
                                       by
                          International Paper-37, Inc.
                          a wholly owned subsidiary of
                           International Paper Company

International Paper-37, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of International Paper Company, a New York corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Shorewood Packaging Corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $21.00 per Share, net to the selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Stockholders of record who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, ChaseMellon Shareholder Services, L.L.C., which is acting as depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                             NEW YORK CITY TIME, ON
                    MONDAY, MARCH 27, 2000, UNLESS THE OFFER
                                  IS EXTENDED.


The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date of the Offer that number of Shares which represents not less than fifty-one percent of the total issued and outstanding Shares on a fully diluted basis (excluding any shares held by the Company or any of its subsidiaries) (the "Minimum Condition") and (2) the expiration or termination of any and all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Competition Act (Canada), the Investment Canada Act and any similar legal regime in any other country applicable to significant operations of Parent or any of its subsidiaries or the Company or any of its subsidiaries. The Offer is also subject to other conditions. See Section 15 of the Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

Certain stockholders of the Company who, in the aggregate, own approximately 17% of the Shares outstanding (approximately 15% on a fully diluted basis) have entered into a stockholders agreement with Parent and Purchaser pursuant to which they have agreed, among other things, to tender pursuant to the Offer, and not to withdraw, their Shares.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 16, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury immediately before the Effective Time, and each Share held by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company immediately before the Effective Time, all of which will be cancelled, and other than Shares with respect to which appraisal rights are properly exercised under the DGCL) will be converted into the right to receive $21.00 in cash, without interest thereon. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Board of Directors of the Company unanimously (1) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company's stockholders, (2) approved the Merger, the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and (3) recommends that the Company's stockholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn when, as and if Purchaser gives oral or written notice to the Depositary, as agent for the tendering stockholders, of its acceptance for payment of such Shares. Payment for Shares so accepted will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, March 27, 2000, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the purchase of any Shares.

Purchaser may, without the consent of the Company, extend the Offer beyond the initial Expiration Date in the following events: (i) from time to time if, at the initial Expiration Date (or any subsequent Expiration Date), any of the conditions to the Offer (other than the Minimum Condition) shall not have been satisfied or waived, until such conditions are satisfied or waived;
(ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law; (iii) if all the conditions to the Offer (other than the Minimum Condition) are satisfied or waived, but the Minimum Condition has not been satisfied, for one or more periods not to exceed thirty (30) business days (for all such extensions); or (iv) if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than 90% of the number of then outstanding Shares on a fully diluted basis, for an aggregate period not to exceed twenty (20) business days (for all such extensions), provided that, in the case of an extension pursuant to clause
(iv), Purchaser must accept and promptly pay for all securities tendered prior to the date of such extension and otherwise meet the requirements of Rule 14d-11 under the Securities Exchange Act of 1934 (the

"Exchange Act"), as amended, in connection with each such extension. Such an extension pursuant to clause (iv) will constitute a subsequent offering period.

A subsequent offering period is an additional period of time from 3 to 20 business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, Shares and receive the Offer Price. Purchaser intends to include a subsequent offering period in the event that all conditions to the Offer have been satisfied or waived but less than 90% of the outstanding Shares on a fully diluted basis have been validly tendered and not withdrawn as of the Expiration Date. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. During a subsequent offering period, Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. See Section 1 of the Offer to Purchase.

In addition, Parent and Purchaser have agreed that Purchaser shall from time to time extend the Offer, if requested by the Company, (i) if at the initial Expiration Date (or any subsequent Expiration Date), any of the conditions to the Offer other than (or in addition to) the Minimum Condition shall not have been waived or satisfied, until (taking into account all such extensions) the earlier of June 30, 2000 or such earlier date upon which any such condition (other than the Minimum Condition) shall not be reasonably capable of being satisfied prior to June 30, 2000; or (ii) if at the initial Expiration Date (or any subsequent Expiration Date), all of the conditions to the Offer other than the Minimum Condition shall have been waived or satisfied and the Minimum Condition shall not have been satisfied, until the earlier of 10 business days after such Expiration Date or June 30, 2000.

Purchaser shall cause any such extension by giving oral or written notice of such extension to the Depositary, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder's Shares. Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after April 28, 2000 except as provided with respect to any subsequent offering period. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

LOGO

17 State Street, 10th Floor
New York, New York 10004
Brokers and Bankers Call Collect (212) 440-9800

or

All Others Call Toll Free (800) 223-2064

The Dealer Manager for the Offer is:

Credit Suisse First Boston

LOGO

Eleven Madison Avenue
New York, NY 10010-3629
Call Toll Free: (800) 881-8320


February 29, 2000